PARAMOUNT RESOURCES LTD.

PROXY

FOR HOLDERS OF COMMON SHARES

THIS PROXY IS SOLICITED BY

THE MANAGEMENT OF PARAMOUNT RESOURCES LTD.
FOR THE SPECIAL MEETING OF SHAREHOLDERS AND OPTIONHOLDERS
TO BE HELD ON MONDAY, MARCH 28, 2005.

     The undersigned shareholder of Paramount Resources Ltd. (the “Corporation”) hereby appoints Clayton H. Riddell of Calgary, Alberta, or failing him, James H. T. Riddell of Calgary, Alberta, with full power of substitution, or instead of either of them,

 , as proxyholder for and on behalf of the undersigned, to attend, act, and vote all of the common shares of the Corporation which the undersigned may be entitled to vote at the special meeting of shareholders and optionholders of the Corporation (the “Meeting”) to be held on Monday, March 28, 2005, and at any adjournment thereof, with all the powers which the undersigned could exercise if personally present. A shareholder has the right to appoint a person to attend and act on his behalf at the Meeting other than any of the persons designated in this form of proxy. This right may be exercised by inserting such other person’s name in the blank space provided for that purpose above or by completing another proper form of proxy.

     Without limiting the general powers conferred by this form of proxy, the undersigned hereby revokes any proxy previously given and directs the person named above as proxyholder to vote at the Meeting and at any adjournment thereof, the common shares represented by this proxy as follows:

1.	To vote FOR ☐ or AGAINST ☐ the special resolution to approve the arrangement under the provisions of Section 193 of the Business Corporations Act (Alberta), described in the information circular of the Corporation dated February 28, 2005 (the “Information Circular”).

2.	In the discretion of the proxyholder in respect of any amendments or variation to matters identified in the Notice of Special Meeting included within the Information Circular and on all other matters that may properly come before the Meeting or any adjournment thereof.

     The common shares represented by this proxy will be voted in the manner directed herein by the undersigned. If no direction is given, the common shares represented by this proxy will be voted “FOR” Item 1 above. If any other business or amendments or variations to the matters identified in the Notice of Special Meeting included within the Information Circular properly come before the Meeting, then discretionary authority is conferred upon the person appointed in this proxy in the manner that such person sees fit. The undersigned hereby agrees to ratify and confirm all that such proxyholder may do by virtue hereof. The undersigned hereby acknowledges receipt of the Notice of Special Meeting and the Information Circular.

Dated , 2005

Signature

Name (please print)

PLEASE MARK, DATE AND SIGN THIS INSTRUMENT OF PROXY AND PROMPTLY RETURN IT USING THE ENCLOSED ENVELOPE MARKED “ATTN: PROXY DEPARTMENT”.

Notes: 1.	In order for this proxy to be effective, this proxy must be executed by the holder of common shares or attorney of such person authorized in writing or, if the holder of common shares is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and must be forwarded in the enclosed postage prepaid self-addressed envelope or otherwise delivered to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y2, Attention: Proxy Department, to reach the addressee no later than 5:00 p.m. (Toronto time) on March 24, 2005, or, if the Meeting is adjourned, by 5:00 p.m. (Toronto time) on the second business day prior to the date of the adjourned Meeting, or any further adjournment thereof. If the date is not inserted in the blank space provided above, this proxy shall be deemed to be dated on the day on which it is mailed by the Corporation with the Information Circular.
2.	The signature of the holder of common shares should be exactly the same as the name in which such securities are registered.
3.	Persons signing as executors, administrators, trustees, etc. should so indicate. If the holder of common shares is a corporation, its corporate seal must be affixed or this proxy must be signed by an officer or attorney thereof duly authorized.